UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K

(Mark One)
X ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2011
OR
TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
Commission file number 1-00041

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
SAFEWAY 401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
SAFEWAY INC.
5918 Stoneridge Mall Road, Pleasanton, California, 94588-3229
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

SAFEWAY 401(k) PLAN

REQUIRED INFORMATION
1. Not required to be furnished by the plan.
2. Not required to be furnished by the plan.
3. Not applicable.
4. Plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA are attached hereto as Exhibit A.
EXHIBITS
Exhibit A. Plan financial statements and schedules.
Exhibit B. Consent of Independent Registered Public Accounting Firm.

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefit Plans Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	June 27, 2012	By:	/s/ David F. Bond
David F. Bond
Benefit Plans Committee Member
	June 27, 2012		/s/ Russell M. Jackson
Russell M. Jackson
Benefit Plans Committee Member